FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from November 1, 2021 to November 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 14, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from November 1, 2021 to November 30, 2021 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on December 14, 2021]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of November 30, 2021

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (October 29, 2021) (Period of repurchase: from November 16, 2021 to March 31, 2022 (excluding the ten business days following the announcement of each quarterly financial results))		80,000,000	50,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) November 18 November 19 November 22 November 24 November 25 November 26 November 29 November 30	3,366,500 3,366,500 3,152,400 3,822,100 2,656,000 3,057,600 4,227,000 4,227,000	1,651,596,230 1,645,825,590 1,546,404,730 1,899,557,270 1,322,581,570 1,512,638,720 2,027,721,210 2,049,920,440

Total	—	27,875,100	13,656,245,760

Aggregate shares repurchased as of the end of this reporting month	27,875,100		13,656,245,760

Progress of share repurchase (%)	34.8		27.3

2.	Status of disposition

as of November 30, 2021

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) November 24	10	5,060

Subtotal	—	10	5,060

Other (exercise of stock acquisition rights)	(Date) November 2 November 4 November 5 November 8 November 9 November 10 November 12 November 15 November 22 November 25 November 30	82,700 29,600 40,600 6,100 13,100 10,700 37,300 364,800 10,200 6,800 2,800	82,700 29,600 40,600 6,100 13,100 10,700 37,300 364,800 10,200 6,800 2,800

Subtotal	—	604,700	604,700

Total	—	604,710	609,760

3.	Status of shares held in treasury

as of November 30, 2021

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,233,562,601
Number of shares held in treasury	165,462,287

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on May 6, 2021.